FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of OCTOBER , 2001
                                         ---------

                              Hilton Petroleum Ltd.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                       Form 20-F    X    Form 40-F
                                  -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.
                            Yes         No   X
                                 -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Hilton Petroleum Ltd.
                                                  ------------------------------
                                                  (Registrant)

Date       October 17, 2001                       By  /s/ "Nick DeMare"
           ----------------------                 ------------------------------
                                                  Nick DeMare
                                                  Director
                                                  (Signature)*

     *Print the name and title of the signing officer under his signature.

                             HILTON PETROLEUM LTD.
                     Suite 1305 - 1090 West Georgia Street
                          Vancouver, British Columbia
                                 Canada V6E 3V7
                             Phone: (604) 685-9316
                              Fax: (604) 683-1585


October 15, 2001


Report to Shareholders

Fiscal  2001  has  been  a  difficult  period  for  the  Company.   Significant
exploration expenditures continue to be incurred in the San Joaquin Basin of California. However, significant rewards have, so far, failed to materialize.

With the ongoing requirements at East Lost Hills, we focussed on deployment of our personnel and financial resources towards the development of our interests in the San Joaquin Basin and initiated discussions to sell our non- California petroleum interests. On March 8, 2001, we successfully completed the sale of our non-California properties to Exco, of which US$12.7 million has been received and an additional US$812,000 is expected to be received pending an arbitration hearing on a contractual dispute between the Company and Exco. We have used the proceeds received to retire US$11.2 million of debt, with the remaining US$1.5 million used to fund East Lost Hills obligations.

A review of the East Lost Hills Project is as follows:

- After completion of production facilities and a connection pipeline, the ELH #1 well commenced first production on February 6, 2001. It is currently producing from a zone in the lower portion of the Temblor formation. Production from the ELH #1 well has been constrained due to downstream factors, including processing, marketing and water disposal considerations. We expect this production curtailment to continue for the near term. Anadarko is exploring alternatives for processing, marketing and additional water disposal facilities.

- The ELH #2 well was drilled and cased to a total depth of 18,011 feet. Initial production testing, in early March 2001, of the upper Temblor interval in the well resulted in limited wellbore influx of hydrocarbons (approximate flow rate of 3mmcf/d), higher than expected fluid content, and poorer than expected pressure response. Many of the initial production test results on the well have been influenced by mechanical difficulties associated with drill pipe that was inadvertently cemented across the testing interval. The ELH #2 well is currently shut-in awaiting pipeline connection.

- The ELH #3R well was drilled to a total measured depth of 21,769 feet to test the Temblor interval in a separate, seismically defined structure from the productive East Lost Hills structure. Due to steep dips encountered in the lower portion of the well, it was determined that the underlying secondary objective, the Point of Rocks formation, could not be reached in the existing wellbore. The well was plugged back to 19,370 feet measured depth for testing of the lower Temblor. Multiple zones in the lower Temblor section were perforated and tested in the well. Communication was established with the formation during testing and no hydrocarbons were recovered. The Kreyenhagan in the ELH #3R well was not tested because of the higher pressures. At the time of drilling the well the surface equipment would not allow for testing the higher pressures. The ELH #3R well has been suspended and it is our belief that the Kreyenhagan in the ELH #3R well should be tested.

Report to Shareholders
Page 2



- The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. First of all it is important to understand that one objective in drilling the ELH #4 well was to achieve production rates substantially higher than those in the ELH #1 well. At this time the Company is neither encouraged nor discouraged with the ELH #4 well, as the well has not been tested and there are no results on the deliverability from this well bore. By way of background the ELH #4 well was drilled to a depth of 20,800 feet. The wire-line logs indicate the reservoir quality of the sand packages in ELH #4 to be very similar to those in ELH #1. In the ELH #1 well, there was an area of lost circulation that did not occur on ELH #4. It should be noted that when drilling ELH #1 substantially higher mud weights were used and this could account for some or all of the problems of lost circulation at ELH #1. In drilling the ELH #4 the well was cored in two different intervals with both 4" and 3" diameter core. Substantial time and money was spent on obtaining these core samples and detailed analysis of these samples has only recently been completed. In addition work is also ongoing in analyzing the results of the 3-D seismic shoot, which covers the entire East Lost Hills area. A decision was made to temporarily suspend the well in order to consider the results of core samples and seismic date. State and Federal regulations require that when a well is temporarily suspended all potential production zones must be sealed with cement plugs set above the zones. During the plugging operations on August 26th the well started to flow and it became necessary to flare off the gas and handle the produced condensate during the well control operations.

     The East Lost Hills joint venture partners have recently made a decision to side-track the well to position it over the top of the structure. This work program is estimated to take approximately 100 days. The cores from the ELH #4 well provided important data on the fracturing in the reservoir. The information is perceived to enhance the reservoir quality at East Lost Hills. We also feel that the Kreyenhagan below the Bloemer Phacoides could be a potential producing rock.

- The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well is projected to drill approximately 21,000 feet and is designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well is currently at 14,400 feet.

The participants in the San Joaquin joint venture determined that the Lucky Dog Prospect would not be drilled and have relinquished their interest in this prospect. Drilling of the Pyramid Hills Prospect is expected to commence in the fourth quarter of calendar 2001.

We also participated in a regional exploration program in the San Joaquin Basin of California and to date a number of prospects have been drill tested. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects. During fiscal 2001 and to date, exploratory test wells have been drilled on the Mica, Sequoia, Parsley, Merlot and Basil Prospects. No hydrocarbon bearing sands were encountered on test wells on the Sequoia, Parsley and Merlot Prospects. These wells were plugged and abandoned.

The Mica Prospect is located on the west side of the southern San Joaquin Basin. An initial test well, the Mica 1-17, commenced drilling in late March 2001. On April 24, 2001, the Mica 1-17 was logged at a drill depth of 7,881 feet. It was determined that the well was outside the channel limits and was suspended for possible future sidetracking. The operator has proposed a new location to drill the Mica 2-19 well.

The Basil Prospect is located in the southern portion of the Sacramento Basin. The initial test well on the Basil Prospect commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands

Report to Shareholders
Page 3


coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well. All indications on the mud log imply a discovery and it is intended to sidetrack this well from the same surface location using the existing casing down to 2,186 feet. The side-track will parallel the original hole to the same total depth of 7,829 feet. Due to environmental regulations the side-track cannot commence until a new permit has been obtained.

The disappointing pace of development of the San Joaquin Basin, current low petroleum and natural gas prices and a recessionary market has resulted in very low stock prices for the Company, making it very difficult to raise additional funding without substantial dilution to the shareholders for the upcoming year's capital obligations. At this stage of the Company's development, management is reviewing other options, which may include the sale of a portion of our interests in East Lost Hills. It is imperative that we secure the necessary capital to fund our anticipated obligations for the next two to three years before the project becomes self-financing.

On behalf of the Board,



"Donald W. Busby"

Donald W. Busby, Chairman & CEO

                             HILTON PETROLEUM LTD.

                              (the "Corporation")

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of Shareholders of the Corporation will be held at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, on Tuesday, November 27, 2001 at 11:00 a.m. (Vancouver time), for the following purposes:

1.   To receive and consider the Report to the Shareholders;

2. To receive and consider the consolidated financial statements of the Corporation for the fiscal year ended May 31, 2001 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3. To appoint D & H Group, Chartered Accountants (formerly Dyke & Howard), as auditors of the Corporation and to authorize the Directors to fix their remuneration;

4.   To fix the number of directors at four;

5.   To elect Directors for the ensuing year;

6. To consider and, if thought fit, to pass a special resolution approving a consolidation of all of the Corporation's common shares, every two of such shares without par value being consolidated into one new common share or to such other consolidation ratio as may be deemed more suitable to meet the Corporation's objectives and is acceptable to the Board of Directors, the Canadian Venture Exchange and the Registrar of Corporations for the Yukon Territory, as more particularly described in the accompanying Information Circular;

7. To grant authority to the Directors to amend existing stock options, and to grant additional stock options to Insiders and amend any such stock options, so long as such options and amendments are in compliance with the guidelines prescribed by the Canadian Venture Exchange in effect at the time of grant or amendment; and

8. To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Corporation's Quarterly Report for its fourth fiscal quarter which contains an Annual Report of the Corporation containing the documents referred to in Items 1 and 2 above, as well as an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

Dated at Vancouver in the Province of British Columbia this 15th day of October, 2001.

                             BY ORDER OF THE BOARD

                               "Donald W. Busby"
                      Donald W. Busby, Chairman & Director

                             HILTON PETROLEUM LTD.
                              (the "Corporation")

                        #1305 - 1090 West Georgia Street
                             Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316 Fax: (604) 683-1585

                              INFORMATION CIRCULAR

      (Containing information as at the date of this Information Circular)


SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE CORPORATION (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON TUESDAY, NOVEMBER 27, 2001 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the
Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE CORPORATION.


APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Corporation at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF


Issued and Outstanding:              32,078,143 common shares without par value
Authorized Capital:                 100,000,000 common shares without par value

Only shareholders of record at the close of business on October 15, 2001 which is a day that is no fewer than thirty-five days prior to the date of the Meeting (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at the Transfer Agent and at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.


APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of D & H Group, Chartered Accountants (formerly Dyke & Howard), as auditors of the Corporation and to authorize the directors to fix their remuneration. D & H Group were first appointed auditors of the Corporation on December 12, 1996.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to determine the number of directors at four and to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Corporation, or with the provisions of the Business Corporations Act (Yukon).

Pursuant to National Policy 41, a Notice of Meeting and Record Date has been filed with all securities administrators of jurisdictions wherein the Corporation's registered shareholders have their addresses and has been given to the Canadian Venture Exchange at least 25 days before the Record Date, and pursuant to the Business Corporations Act (Yukon) a Notice of Meeting and Record Date was published in the "Globe & Mail" newspaper on September 17, 2001.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.


                                  Principal Occupation and if not at present                           No. of Shares
Name, Position and                an elected Director, Occupation during              Director         beneficially
Country of Residence(1)           the past five years(1)                               Since              held(2)


DONALD W. BUSBY(3)                Businessman; Self-employed.  Director              Sept. 8/95        2,106,854(4)
Chairman, CEO & Director          and/or officer of several public companies.
(resident of U.S.A.)

NICK DEMARE(3)                    Chartered Accountant.  Since 1991,                 Oct. 2/89         1,516,407(5)
Director                          President and principal of Chase
(resident of Canada)              Management Ltd. ("Chase"), a company
                                  which provides administrative, accounting
                                  and other services.

WILLIAM LEE(3)                    Chartered Accountant.  CFO of IMA                  Sept. 8/95            15,000
Director                          Resource Corporation since June 1996 and
(resident of Canada)              of Wildwood Interactive Inc. since March
                                  1995.

NEIL B. DARLING                   Mr. Darling has a BA degree in economics           May 26/99              Nil
Director                          from the University of Calgary and has
(resident of Canada)              worked extensively in the energy sector
                                  with over twenty years of project management,
                                  engineering and operations experience in
                                  drilling and completions.



NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)  Denotes member of Audit Committee.

(4) 1,207,580 shares are by Boone Petroleum Inc. ("Boone"), a company owned by Mr. Busby and 899,274 shares held by the Donald W. Busby 1999 Irrevocable Trust. (5) 504,094 shares are held by Mr. DeMare directly, 788,602 shares are held by DNG Capital Corp., a company wholly-owned by Mr. DeMare and 198,911 and 24,800 shares are held by 888 Capital Corp. and UEV Holdings Ltd., respectively, companies 50% owned by Mr. DeMare.


STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Corporation, regardless of the amount of compensation of that individual and each of the Corporation's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to CDN$100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was CDN$100,000 whether or not they are an executive officer at the end of the fiscal year.

Executive Compensation

During the fiscal year ended May 31, 2001, the Corporation had one Named Executive Officer, Donald W. Busby, Chairman and Chief Executive Officer. The table below sets forth the compensation of the Named Executive Officer:

Summary Compensation Table

                                          Annual Compensation                    Long Term Compensation
                                   ----------------------------------  -------------------------------------------
                                                                                  Awards                Payouts
                                                                       ----------------------------    ----------

                                                                        Securities      Restricted
                                                            Other          Under         Shares or                      All
                        Fiscal                             Annual        Options/       Restricted                     Other
      Name and           Year                              Compen-         SARs            Share         LTIP         Compen-
     Principal          Ended      Salary       Bonus      sation         granted          Units        Payouts       sation
      Position          May 31      (US$)       (US$)       (US$)           (#)            (US$)         (US$)         (US$)
------------------    ---------   --------    ---------  ---------     -----------    -------------    ----------     --------

Donald W. Busby,         2001        Nil         Nil         Nil          350,000           Nil           Nil         103,342
Chairman and             2000        Nil         Nil         Nil            Nil             Nil           Nil         150,965
Chief Executive          1999        Nil         Nil        3,882        1,087,676          Nil           Nil         122,033
Officer
------------------    ---------   --------    ---------  ---------     -----------    -------------    ----------     --------


Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's to the Named Executive Officer or the directors during the fiscal year ended May 31, 2001.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by the Corporation or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officer or the directors during the past fiscal year ended May 31, 2001.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of options to the Named Executive Officer during the past fiscal year ended May 31, 2001:


                                                 % of Total
                                                   Options                               Market Value of
                                                 Granted to                                Securities
                                                 Directors,                                Underlying
                         Securities Under       Employees and         Exercise or      Options on Date of
                          Options Granted       Associates in         Base Price              Grant           Expiration
         Name                   (#)            Fiscal Year(1)       (CDN$/Security)      (CDN$/Security)         Date
--------------------    ------------------    ----------------      ---------------    ------------------     ------------


Donald W. Busby                50,000               4.89%                1.80                 1.80            Oct.16/03
                              300,000              29.35%                2.68                 2.68            Mar.2/04
                              -------              -----
                              350,000              34.24%
                              =======              =====


NOTE:

(1) Percentage of all options granted during the last fiscal year ended May 31, 2001.

Options Exercised in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of options during the past fiscal year ended May 31, 2000 and the value of unexercised options on an aggregated basis as at May 31, 2001:


                                                                                                  Value of Unexercised
                                                                       Unexercised Options at     In-the-Money Options
                                                                           Fiscal Year-End         at Fiscal Year-End
                                  Securities           Aggregate               (#)(3)                 (CDN$)(3)(4)
                                 Acquired on             Value
                                   Exercise            Realized             Exercisable/              Exercisable/
            Name                    (#)(1)             (CDN$)(2)            Unexercisable             Unexercisable
--------------------------     ---------------      --------------   ------------------------    ---------------------

Donald W. Busby                      Nil                  N/A               1,132,189(5)               13,594/Nil



NOTES:

(1)  Number of common shares acquired on the exercise of options.

(2) Calculated using the difference between the closing price on the CDNX on the date of exercise and the exercise price of the options.

(3) As freestanding SARs have not been granted, the number of common shares relate solely to the options.

(4) Value using the closing price of the common shares on the CDNX on May 31, 2001 of CDN$1.74 per share, less the exercise price of the options.

(5) Includes options for 749,032 common shares granted to DWB Management Ltd., a private company owned by Mr. Busby.

Pension Plans

The Corporation does not provide retirement benefits for its directors or Named Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the fiscal year ended May 31, 2001, Mr. Donald W. Busby received consulting fees from the Corporation of US$90,527 paid directly to Boone Petroleum Ltd. ("Boone"), a private company which is wholly-owned by Mr. Busby. Boone provides marketing and financial management services to the Corporation. The Corporation also paid US$1,600 to Rockies Oil & Gas Inc., a private company wholly- owned by Mr. Busby for professional services rendered. The Corporation also paid Mr. Busby's health insurance premiums of US$11,215.

Termination of Employment or Change of Control

Other than as described in the Summary Compensation Table and above, the Corporation has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Corporation's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds CDN$100,000 per executive officer.

Proposed Compensation

The Corporation has no bonus, profit sharing or similar plans in place pursuant to which cash or non-cash compensation is proposed to be paid or distributed to the Named Executive Officer in the current or subsequent fiscal year.

Compensation of Directors

The following table sets forth information concerning grants of options to the directors who are not Named Executive Officers during the past fiscal year ended May 31, 2001:


                                                 % of Total
                                                  Options                               Market Value of
                                                 Granted to                               Securities
                                                 Directors,                               Underlying
                         Securities Under      Employees and         Exercise or      Options on Date of
                          Options Granted      Associates in          Base Price             Grant         Expiration Date
         Name                   (#)            Fiscal Year(1)      (CDN$/Security)      (CDN$/Security)
---------------------    ----------------      --------------      ---------------    ------------------   ----------------

Nick DeMare                    20,000               1.96%                1.80                1.80             Oct.16/03
                              120,000              11.74%                2.68                2.68             Mar.2/04
                              -------              -----
                              140,000              13.70%
                              =======              =====

William Lee                    25,000               2.44%                1.60                1.60             Jan.10/04
                               15,000               1.47%                2.68                2.68             Mar.2/04
                              -------              -----
                               40,000               3.91%
                              =======              =====

Neil Darling                   10,000               0.97%                1.60                1.60             Jan.10/04
                               15,000               1.47%                2.68                2.68             Mar.2/04
                              -------              -----
                               25,000               2.44%
                              =======              =====


The following table sets forth details of all exercises of options during the past fiscal year ended May 31, 2001 by the directors who are not the Named Executive Officers and the value of unexercised options on an aggregated basis as at May 31, 2001:

                                                                                                  Value of Unexercised
                                                                       Unexercised Options at     In-the-Money Options
                                                                          Fiscal Year-End          at Fiscal Year-End
                                  Securities          Aggregate                (#)(3)                 (CDN$)(3)(4)
                                 Acquired on            Value
                                   Exercise           Realized              Exercisable/              Exercisable/
            Name                    (#)(1)            (CDN$)(2)            Unexercisable              Unexercisable
---------------------------- -------------------- -----------------  -------------------------- -------------------------

Nick DeMare                          Nil                 N/A               356,864(5)/Nil                Nil/Nil

William Lee                          Nil                 N/A                100,999/Nil                 5,395/Nil

Neil Darling                         Nil                 N/A                100,000/Nil                  Nil/Nil



NOTES:

(1)  Number of common shares acquired on the exercise of options.

(2) Calculated using the difference between the closing price on the CDNX on the date of exercise and the exercise price of the options.

(3) As freestanding SARs have not been granted, the number of common shares relate solely to the options.

(4) Value using the closing price of common shares on the CDNX on May 31, 2001 of CDN$1.74 per share, less the exercise prices of the options.

(5) Includes options for 216,864 common shares granted to Chase, a private company indirectly wholly-owned by Mr. DeMare.

During the fiscal year ended May 31, 2001, Chase, a private company which is indirectly wholly-owned by Mr. Nick DeMare, was paid US$81,995. Chase provides management, administrative and accounting services to the Corporation. The Corporation also paid US$5,952 each to Mr. William Lee and Ramdar Resource Management Ltd. ("Ramdar"), for consulting services. Ramdar is a private company wholly-owned by Mr. Neil Darling.


INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE CORPORATION

During the fiscal year ended May 31, 2000, the Corporation provided a relocation loan of US$125,000 to Mr. Donald W. Busby. The loan bears interest at 5% per annum, compounded monthly, and is due on March 27, 2002. During the fiscal year ended May 31, 2001, the Corporation received interest income of US$6,215.

Other than as described above, no director or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries at any time during the Corporation's last completed financial year, other than routine indebtedness.


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth below and other than transactions carried out in the normal course of business of the Corporation or any of its affiliates, none of the directors or senior officers of the Corporation, a proposed management nominee for election as a director of the Corporation, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since June 1, 2000 (the commencement of the Corporation's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Corporation or any of its subsidiaries or in any proposed transaction which has or would materially affect the Corporation or any of its subsidiaries.


MANAGEMENT CONTRACTS

The Corporation has directly entered into management contracts with companies controlled by Messrs. Busby and DeMare for accounting, professional and management services provided to the Corporation. Specifically, the Corporation has a management contract with Boone Petroleum Ltd., a company owned by Mr. Busby, at a rate of US$7,000 per month. The Corporation has a management contract with Chase Management Ltd., a company owned by Mr. DeMare, at a rate of CDN$8,000 per month.


INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the directors with respect to "Stock Options to Insiders" as detailed herein.


PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.    Share Consolidation

Given the uncertainty in financial markets recently, the Corporation has been exploring ways to maximize shareholder value, including listing the Corporation's shares on a more senior stock exchange, increasing the liquidity of the market for the Corporation's shares, and completing additional financings in order to ensure that the Corporation will continue to meet its current financial obligations. In order to provide the flexibility to achieve these objectives, the Corporation wishes to have shareholders approve a consolidation of the Corporation's shares. The Consolidation would be implemented at such time as management of the Corporation considers that the consolidation would be in the best interests of the shareholders to do so. Accordingly, Shareholders of the Corporation will be asked at the Meeting to pass a special resolution in the following form:

     "RESOLVED, as a special resolution, that:

     (a) the capital of the Corporation be altered by consolidating all of the issued common shares, every two of such common shares before consolidation being consolidated into one common share;

     (b) the Articles of the Corporation be altered to reflect the foregoing changes and the Board of Directors be authorized to have the appropriate officers of the Corporation complete and file such Articles of Amendment with the Registrar of Corporations for the Yukon Territory and to do all such acts and cause the Corporation to execute and deliver all such documents and undertake all such acts as they deem appropriate to give effect to the foregoing resolutions;

     (c) the directors of the Corporation be and are hereby authorized, in their discretion, without further approval of the Shareholders, to delay or abandon the consolidation of share capital before it is enacted; and

     (d) if the consolidation ratio referred to in (a) above is not acceptable to the Canadian Venture Exchange or to the Registrar of Corporations for the Yukon Territory, or is otherwise not suitable to achieve the Corporation's objectives, the Board of Directors be and is hereby authorized to change the consolidation ratio to a consolidation ratio acceptable to the Board of Directors, the Canadian Venture Exchange and the Registrar of Corporations for the Yukon Territory and upon such determination by the Board of Directors, the resolution in (a) shall be deemed to be amended accordingly."

A special resolution requires the favourable vote of not less than two-thirds of the votes cast in person or by proxy at the Meeting.

B.    Stock Options To Insiders Of The Corporation

Since the date of the Corporation's last annual general meeting, the Board of Directors, on behalf of the Corporation, granted stock options to certain Insiders of the Corporation (as defined in the Securities Act (British Columbia)), the details of which are described herein under the heading "STATEMENT OF EXECUTIVE COMPENSATION". All such options were granted in accordance with the policies of the Canadian Venture Exchange and were accepted for filing by the Canadian Venture Exchange. The Corporation's Board of Directors is desirous of obtaining, at this annual general meeting, the approval of the shareholders to such grants.

According to the policies of the Canadian Venture Exchange, shareholder approval is required for stock options granted to Insiders if:

     (i) a stock option plan, together with all of the Issuer's previously established or proposed stock option grants, could result at any time in:

          (a) the number of shares reserved for issuance under stock options granted to Insiders exceeding 10% of the outstanding Listed Shares;

          (b) the issuances to Insiders, within a one year period, of a number of shares exceeding 10% of the outstanding Listed Shares; or

          (c) the issuance to any one Insider and such Insider's associates, within a one year period, of a number of shares exceeding 5% of the outstanding Listed Shares; or

     (ii) the Issuer is decreasing the exercise price of stock options previously granted to Insiders,

For the purpose of satisfying any and all regulatory requirements that shareholders approve stock options granted to Insiders prior to their exercise, the Corporation is seeking the approval of the shareholders, in advance, to each amendment which may be made by the Corporation to the terms of existing stock options remaining outstanding which were granted to Insiders or to other persons whose stock options as originally constituted were approved by the shareholders of the Corporation and to each grant by the Corporation of new stock options to Insiders and any amendments thereafter to such new options. Any new options will be granted and/or amended, or any alterations to existing options will be made, in accordance with the Canadian Venture Exchange's Policy 4.4. The Corporation is presently classified as a Tier 1 company by the CDNX. The present policies of the CDNX with respect to options granted by Tier 1 companies may be summarized as follows:

     1. The minimum exercise price of an incentive stock option, must not be less than the Discounted Market Price (as defined in the Corporate Finance Manual). If the Issuer does not issue a news release to fix the price, the price will only be guaranteed if the Summary Form - Incentive Stock Options is filed within two days after the date the stock options were granted.

     2. Any amendment to the terms of an option agreement must be accepted for filing by the Canadian Venture Exchange prior to the amendment becoming effective.

     3. All stock options and any shares issued on the exercise of stock options must be legended with a four month Exchange hold period from the date the stock options are granted.

Accordingly, the shareholders will be asked at the annual general meeting to pass an ordinary resolution in the following terms:

     "RESOLVED that the grant of all stock options to Insiders since the last general meeting is hereby approved and authority is hereby granted to the Directors to amend existing stock options, and to grant additional stock options to Insiders and amend any such stock options, so long as such options and amendments are in compliance with the guidelines prescribed by the Canadian Venture Exchange in effect at the time of grant or amendment."

An ordinary resolution requires the favourable vote of a simple majority (51%) of the votes cast in person or by proxy at the Meeting.


OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

DATED at Vancouver, British Columbia, this 15th day of October, 2001.

                       BY ORDER OF THE BOARD OF DIRECTORS


                               "Donald W. Busby"
                     Donald W. Busby, Chairman and Director

                             HILTON PETROLEUM LTD.
                              (the "Corporation")

                              INSTRUMENT OF PROXY

                THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT


THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF THE CORPORATION HEREBY APPOINTS DONALD W. BUSBY, OR FAILING HIM, WILLIAM LEE OR FAILING HIM, NICK DEMARE, OR INSTEAD OF ANY OF THE FOREGOING _________________ OR FAILING HIM, _______________ (HEREINAFTER CALLED THE "NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD IN VANCOUVER, BRITISH COLUMBIA ON TUESDAY, THE 27TH DAY OF NOVEMBER, 2001 AT 11:00 A.M. (VANCOUVER TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

1.   To determine the number of directors of the Corporation at four.

     VOTE FOR                       VOTE AGAINST
               -------                             -------

2. To elect each of the following persons as a director of the Corporation for the ensuing year:

     DONALD W. BUSBY        VOTE FOR                     WITHHOLD VOTE
                                     -------                            -------
     NICK DEMARE            VOTE FOR                     WITHHOLD VOTE
                                     -------                            -------
     NEIL DARLING           VOTE FOR                     WITHHOLD VOTE
                                     -------                            -------
     WILLIAM LEE            VOTE FOR                     WITHHOLD VOTE
                                     -------                            -------

3. To appoint D & H Group, Chartered Accountants, as auditors and to authorize the Directors to fix their remuneration.


     VOTE FOR                       VOTE AGAINST
               -------                             -------

4. To pass a special resolution approving a consolidation of all of the Corporation's common shares, every two of such shares without par value being consolidated into one new common share or to such other consolidation ratio as may be deemed more suitable to meet the Corporation's objectives and is acceptable to the Board of Directors, the Canadian Venture Exchange and the Registrar of Corporations for the Yukon Territory, as more particularly described in the accompanying Information Circular.


     VOTE FOR                       VOTE AGAINST
               -------                             -------

5. To grant authority to the Directors to amend existing stock options, and to grant additional stock options to Insiders and amend any such stock options, so long as such options and amendments are in compliance with the guidelines prescribed by the Canadian Venture Exchange in effect at the time of grant or amendment.

     VOTE FOR                       VOTE AGAINST
               -------                             -------


This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, [IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS], and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting.

The undersigned hereby acknowledges receipt of the Corporation's Quarterly Report for its fourth fiscal quarter (which contains an Annual Report of the Corporation containing the Report of Directors and the Corporation's audited consolidated financial statements for the fiscal period ended May 31, 2001), the Notice of Annual General Meeting of Shareholders, the accompanying Information Circular dated as of October 15, 2001 and the Notes thereto, and the Annual Return Card Form, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

A. THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE SHAREHOLDER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE SHAREHOLDER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING. EXECUTORS,
     ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED SHAREHOLDER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A CORPORATION, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE CORPORATION MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL SHAREHOLDER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE SHAREHOLDER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

B. A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE CORPORATION'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF OR DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

C. REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

D. IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE SHAREHOLDER(S).

DATED this ____ day of ___________ , 2001.  (PLEASE INSERT DATE OF EXECUTION)



-----------------------------------------
Signature of Shareholder

-----------------------------------------
Name of Shareholder (please print)

-----------------------------------------
Address of Shareholder

-----------------------------------------
City/Province

-----------------------------------------
Number of Shares Held

                            ANNUAL RETURN CARD FORM

                   (REQUEST FOR INTERIM FINANCIAL STATEMENTS)


TO:    REGISTERED AND NON-REGISTERED SHAREHOLDERS OF
       HILTON PETROLEUM LTD. (the "Corporation")


National Policy Statement No. 41/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Corporation. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to:

                        #1305 - 1090 West Georgia Street
                             Vancouver, BC, V6E 3V7

                         ******************************



Name of Registered/
Non-Registered Shareholder:
                             --------------------------------------------------
                             (Please print)
Address:
                     ----------------------------------------------------------
                     (Street Address)

                     ----------------------------------------------------------
                     (City / Town)                           (Province / State)

                     ----------------------------------------------------------
                     (Postal / Zip Code)
Signature:
                     ----------------------------------------------------------
Date:
                     ----------------------------------------------------------


               I CERTIFY THAT I AM A REGISTERED / NON-REGISTERED
                                (Please circle)

                                 SHAREHOLDER OF

                             HILTON PETROLEUM LTD.


                         ******************************